Mail Stop 6010

      June 10, 2005



VIA U.S. MAIL AND FAX (510) 413-1249

Mr. Brian T. McGee
Vice President Chief Accounting Officer
Lexar Media, Inc.
47300 Bayside Parkway
Fremont, California 94538

	Re:	Lexar Media, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 000-31103


Dear Mr. McGee:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K as of December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Valuation of Inventory, page 25

1. Based on the fact that you determined that you did not maintain effective internal control over the accounting for inventory valuation reserves because your procedures did not previously identify all excess and slow-moving products we believe your disclosures should be enhanced to discuss your accounting policy in more detail, especially those procedures which have recently been put into place to ensure more timely and accurate judgments and estimates can be made by management. Revise in future filings.

Results of Operations

Cost of Product Revenues, page 29

2. Please tell us more about the events and circumstances that resulted in the inventory impairment charges in 2004.
Specifically
describe the following: (i) the nature of the inventory written-down or off; (ii) how the write-downs were distributed between raw material, work-in-process and finished goods; (iii) how you determine the amounts and timing of these write-downs; (iv) if all the items are completely written-off, tell us when they were discarded or when and how will they be disposed of; and (v) for any items retained, what consideration have you given to the fact that subsequent sales of these items could materially impact future gross profit margins.

Note 2 - Summary of Significant Accounting Policies

Segments, page 71

3. We note that you have three categories of products. Revise future filings to report revenues for each product or each group of similar products. See paragraph 37 of SFAS 131.

Revenue Recognition, page 72

4. Your revenue recognition policy states that you "generally recognize product revenue upon delivery when persuasive evidence of an arrangement exits..." If revenue has been recognized prior to delivery please tell us the circumstances for such revenue recognition and the basis for the accounting treatment. Otherwise, clarify the notes in future filings to specifically state that revenue has not been recognized prior to delivery.


5. We note that starting in the fourth quarter of 2004, you determined that you were no longer able to reasonably estimate the level of revenue allowances and product returns and therefore you now defer revenue and costs of revenues for all your retail customers until they can sell the product to their end-customer or a time period that is "reasonably estimated" to allow the retail customer to sell their product to the end-customer has elapsed. Please address the following:

* Explain specifically what triggered your inability to reasonably estimate returns and incentives as of October 1, 2004 for your retail customers.

* Demonstrate your ability to make reasonable estimates of revenue allowances and product returns prior to such dates. Specifically, how you met the requirements in paragraph 6 of SFAS 48 for prior years.
Provide quantified evidence on a quarterly basis where necessary to support your conclusion.

* Tell us how you determine a "reasonably estimated" time has elapsed for your reseller to sell to the end-customer. Explain if the return privilege has substantially expired prior to recording revenue.

* Support when you believe it is appropriate to recognize revenue to your distributors. If you are still able to estimate the level of revenue allowance and product returns for sales to distributors explain to us how in greater detail.

We may have additional comments after reviewing your response.


6. Please describe the nature, terms and extent of price protection, promotions, discounts, rebates, volume incentive rebates, co-op advertising or other concessions granted to customers. Explain why sales related discounts increased from $55.1 million to $120.8 million for 2003 to 2004. Demonstrate that your accounting for these matters conforms to GAAP. Refer to EITF 01-09 in your response.

7. We note your discussion on page 4 regarding a third category of products where you purchase and resell products from your suppliers.
Tell us how you recognize revenue related to sales of these products, including whether you recognize revenue gross or net. Refer to EITF
99-19 in your response.

8. We note on page 6 that you also offer software products to your customers, explain how software is incorporated into your products or otherwise sold. Tell us how you account for sales of stand alone software or software embedded in your products.



Note 3. Balance Sheet Disclosures, page 77

9. We note you record deferred profit margins on your balance sheet.
Confirm that at no point do you recognize sales or cost of sales while deferring profit. As discussed in Question and Response 31 of the FAQ Staff Accounting Bulletin No. 101, the practice of recognizing sales and cost of sales while deferring gross margin is not in accordance with GAAP. Revise future filings or advise.

10. Tell us more about your market development fund expenditures.
Describe how you account for these and your consideration given to EITF 01-09.

Note 14 - Contingencies, page 87

11. Even if there is no accrual for a loss contingency because one or both of the conditions in paragraph 8 of SFAS 5 are not met, you should disclose an estimate of the possible loss or range of loss for each proceeding, or state that such an estimate cannot be made. Refer to SAB Topic 5:Y. Revise in future filings or advise us as to why you do not believe such revision is appropriate.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3554 if you have any questions regarding these comments.



								Sincerely,



								Angela Crane
								Branch Chief
Mr. Brian T. McGee
Lexar Media, Inc.
June 10, 2005
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